UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Teck Resources Limited
(Exact name of Registrant as specified in its charter)

Canada	001-13184
(State or other jurisdiction of incorporation or organization)	Commission File No.	(I.R.S. Employer Identification Number)

Suite 3300-550 Burrard Street
Vancouver, British Columbia,
Canada V6C 0B3
(Address of Principal Executive Offices and Zip Code)

Peter C. Rozee
Senior Vice President,
Commercial and Legal Affairs
604-699-4429
 (Name and telephone number, including area
code, of the person to contact in connection
with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒        Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1), for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosures

Teck Resources Limited (together with its wholly-owned subsidiaries, “Teck”) has determined that a conflict mineral, tin, was necessary to the functionality or production of a number of products manufactured by one or more of its wholly-owned subsidiaries in 2013.

The tin included in all of the relevant products, except one, was sourced from a single secondary tin smelter.  In order to conduct our country of origin inquiry for the tin included in these products, Teck requested and received confirmation from the secondary smelter and the agent that Teck purchased the relevant tin from that the tin supplied to Teck came from recycled or scrap sources, as defined in paragraph (d)(6) of Item 1.01 of Form SD.  Based on the response to our request for confirmation, Teck reasonably believes that the necessary tin for its relevant products in 2013, except one, came from recycled or scrap sources.

For one product, tin removal salt, tin is sourced from zinc and lead concentrates purchased from miners and concentrate traders by our Trail operation, as well as lead and silver bullion acquired from a secondary smelter.  We view tin as an impurity in the concentrates and bullion that we purchase and production of tin removal salt is a necessary process to remove these tin impurities.  In order to conduct our country of origin inquiry for tin removal salt, we requested and received written confirmation from each relevant concentrate trader that none of the relevant concentrates supplied by the trader to Teck in 2013 were sourced from Democratic Republic of the Congo or an adjoining country.  With respect to concentrate purchased directly from miners, concentrate is sourced from a mine operated by the relevant miner.  With respect to bullion, we received confirmation that none of the products supplied to us in 2013 were sourced from the Democratic Republic of the Congo or an adjoining country.  We reviewed the purchases of concentrate made from miners in 2013 and determined that none of our concentrate purchase agreements in 2013 specified that the source of the concentrate was a mine located in the Democratic Republic of the Congo or an adjoining country.

Based on the responses to our requests for confirmation, as well as our purchasing arrangements with miners and our understanding of the locations that the concentrate traders and miners source concentrate from, Teck has determined that the necessary tin for tin removal salt in 2013 did not originate in, or that it has no reason to believe that such necessary tin may have originated in, the Democratic Republic of the Congo or an adjoining country.

This information is publicly available in the Financial Reporting section of Teck’s website at www.teck.com

Section 2 – Exhibits

Item      2.01  Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Teck Resources Limited (Registrant)

Date: June 2, 2014	By:	/s/ Ronald A. Millos
	Name:	Ronald A. Millos
	Title:	Senior Vice President, Finance
and Chief Financial Officer